Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

January 20, 2021

Re:	Future Labs VI, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed December 17, 2020

File No. 024-11315

Dear Ms. Ransom:

Thank you for your comments of January 8, 2021 regarding the Offering Statement of Future Labs VI, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Amendment No. 1 to Offering Statement on Form 1-A

Cover Page

1.	We note that, throughout your filing, you round down certain numbers provided, including but not limited to, the minimum and maximum offering amounts, value of the bonus shares, and discounts and commissions disclosed on page 19. Some of these numbers are rounded down by several hundred dollars. Please amend your filing to include, where relevant, more accurate amounts, and consider rounding only to the nearest whole dollar.

The Company has amended its disclosure to correct the figures presented in the offering circular.

2.	We note your amended disclosures and response to comment 1, and we re-issue our comment in part. Please confirm, if true, that the processing fees investors will pay to StartEngine Primary, LLC will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C), and disclose the same in an appropriate place in your filing. Alternatively, please provide us with your legal analysis as to why the fee should not be included in the maximum amount non-accredited investors may invest.

The Company confirms that processing fees will be considered part of the aggregate purchase price. The Company has amended the cover page and plan of distribution to point investors to this requirement that is included in the subscription agreement.

3.	As a related matter, it appears that you have calculated the total minimum and maximum aggregate offering price based on the price per share of $2.56, rather than the price per share plus investor fee of $2.65. Considering that the investor fee appears to be mandatory for an investment in your offering, please revise your offering to calculate the minimum and maximum aggregate offering price using the $2.65 price per share plus investor fee. Alternatively, please provide us with your legal analysis as to why you are not required to do so.

The Company amended its disclosure regarding the calculation of the minimum and maximum offering to reflect the StartEngine processing fee. Additionally, the Company amended the table in its Plan of Distribution to identify that the per share offering price includes the StartEngine processing fee.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources – Fiscal Years Periods Ended June 30, 2020 and 2019, page 15

4.	We note your disclosure that "the Company has raised an additional $100,000 via a Regulation D offering." Please amend your disclosure to briefly describe your Regulation D offering, including when you commenced the offering, the amount and title of securities offered, and whether the offering has closed .

The Company has amended its disclosure to identify that the $100,000 has been raised from accredited investors. Additionally, the Company has amended its Form D filed for this offering to reflect that offers and sales are now being made pursuant to Rule 506(c) of Regulation D.

Compensation of Directors and Executive Officers, page 16

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5.	Please update your disclosure in this section to include the required disclosure for your last completed fiscal year. See Item 11 of Form 1-A.

The Company has amended its disclosure to update the compensation information for year end 2020.

Interest of Management and Others in Certain Transactions, page 17

6.	We note your response to comment 8, and your amended disclosure that the maturity date of the note is now December 31, 2020. Considering that this date has passed, please disclose whether you have renegotiated the terms of this note, and the risks and consequences to you if the principal and interest continue to remain unpaid. If the maturity date has changed, please make conforming changes throughout your filing, including in the notes to your financial statements.

As a related matter, we note your disclosure that, "In June 2018, the Company issued a loan to Wavemaker Partners V LP, with a total principal of $250,000 with a 6% compounded per annum interest rate." We also note that the maturity date on this loan was October 31, 2020. In addition, the notes to your financial statements indicate that, "During the years ended December 31, 2019 and 2018, the Company had recognized $15,460 and $7,685 in interest income, respectively, all of which has remain unpaid as of December 31, 2019." Considering that the maturity date of this note has passed, please disclose whether you have renegotiated the terms of this note, and the risks and consequences to you if the principal and interest continue to remain unpaid.

The Company has amended its disclosure to identify the extended maturity dates for these loans.

Commissions and Discounts, page 19

7.	We note your amended disclosures in response to comment 13, and re-issue our comment in part. In this regard, we note that you will "be required to issue to StartEngine Primary Common Stock in an amount equal to 2% of the shares sold in this Offering" and that if you raise the maximum amount in this offering, you "would issue 39,072 shares to StartEngine Primary." Please include these shares in the total number of shares being offered, including in the table on the cover page of the offering statement as well as in Part I, Item 4 of the Form 1-A. In addition, include the shares in the "Total Maximum Price to Public" in the table on the cover page and in the aggregate offering price attributable to securities being offered on behalf of the issuer in Part I, Item 4 of Form 1- A. Alternatively, please tell us why you are not required to qualify the 39,072 shares in this offering.

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As a related matter, please have counsel revise the legal opinion to include the 39,072 shares you will issue to StartEngine Primary, LLC in the event that you raise the maximum amount in this offering.

The Company has amended its disclosure to reflect the shares being issued to StartEngine Primary, LLC as compensation in this offering as part of the shares to be qualified that are in addition to those shares being issued to investors. The Company’s counsel has amended its opinion as well.

Plan of Distribution and Selling Security Holders

Plan of Distribution, page 19

8.	We note your response to prior comment 12 and your revisions to the offering circular to include the bonus shares in the offering. However, we note that the disclosure in your "Securities Being Offered" section on page 17 indicates that you are qualifying up to "1,856,893 shares of Common Stock, plus up to 371,379 shares of Common Stock to be issued as Bonus Shares" under this offering statement. Please reconcile this disclosure with your disclosure in your "Plan of Distribution" section, "Bonus Shares for Investors" section, subscription agreement, cover page, and in Part I, Item 4 of the Form 1-A, which provide that you are offering up to 1,953,621 shares of common stock, and up to 586,086 shares of common stock as bonus shares under this offering statement. Make conforming changes to your filing, including to your Offering Terms on page 6, where you discuss the common shares outstanding before and after the offering. Please ensure that the shares outstanding after the offering include Bonus shares and shares paid as commissions to StartEngine Primary, LLC.

The Company has amended its disclosure to make the shares being qualified consistent throughout.

Bonus Shares for Certain Investors, page 20

9.	Please clearly disclose whether investors will be required to pay the Investor fee for each bonus share received in the offering.

The Company has amended its disclosure to confirm that no processing fee is required to be paid on the value of the Bonus Shares.

Interim Financial Statements for the Six-month Periods ended June 30, 2020 and June 30, 2019 Statements of Operations for the Six Months ended June 30, 2020 and June 30, 2019, page F-15

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10.	You present service revenue in the six months ended June 30, 2020. On page 15 you disclose that this revenue related to the repayment of some marketing expenses. Referencing authoritative literature, please explain why this amount is appropriately reflected as revenue as opposed to reducing your general and administrative expenses.

We have adjusted this line item and reclassed it as general and administrative expenses.

General

11.	In your response to prior comment 16, you indicate that you have amended your disclosure to clarify that StartEngine Capital, LLC "is providing communication services through the use of the Online Platform." We are unable to locate this disclosure in your filing. Therefore, please revise your filing to clearly disclose the roles of StartEngine Primary, LLC and StartEngine Capital, LLC in your offering.

The Company has amended its disclosure to provide this language.

12.	Please update your webpage to include a hyperlink to the most recently filed offering circular related to your offering. In this regard, the current hyperlink takes investors to your initial offering circular rather than your amended offering circular. Please confirm that you will continue to update this hyperlink as you continue to amend your filing. See Rule 255(b)(4)(ii) and (d)(2) of Regulation S-K.

The Company has amended its communications to include the hyperlink the most recently filed offering circular.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Future Labs VI, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

CrowdCheck Law LLP

cc: Massimo De Marco

Future Labs VI, Inc.

1134 11th Street, Suite 101

Santa Monica, CA 90403

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